UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Eagle Test Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
270006109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	270006109	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard A. Foxman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,884,071 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,884,071 (1)

WITH	8	SHARED DISPOSITIVE POWER

—0—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,884,071 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)   Includes 2,152,868 shares held by Foxman Family LLC, of which Leonard Foxman is the manager. Leonard Foxman has voting and investment power with respect to the shares held of record by Foxman Family LLC and is the father of Theodore Foxman and Robin Cleek. Leonard Foxman has no economic interest in Foxman Family LLC. The members of Foxman Family LLC are ten trusts for the benefit of Theodore Foxman and his descendants, of which Theodore Foxman is the trustee and which trusts collectively have a 62.5% economic interest in Foxman Family LLC, and six trusts for the benefit of Mrs. Robin Cleek and her descendants, of which Mrs. Cleek is the trustee and which trusts collectively have a 37.5% economic interest in Foxman Family LLC. Also includes 30,112 shares which are held in his individual account in our Profit Sharing and Employee Savings Plan.
(2)   Based on 22,974,177 shares of common stock of Eagle Test Systems, Inc. (the “Issuer”) reported to be outstanding as of December 14, 2007 in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission on December 28, 2007.

CUSIP No. 270006109	13G	Page 3 of 5 pages

Item 1(a).	Name of Issuer:

Eagle Test Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2200 Millbrook Drive
Buffalo Grove, IL 60089

Item 2(a).	Name of Person Filing:

Leonard A. Foxman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2200 Millbrook Drive
Buffalo Grove, IL 60089

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 per share

Item 2(e).	CUSIP Number:

270006109

Item 3.	Not applicable.

CUSIP No. 270006109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,884,071 shares of Common Stock

	(b)	Percent of class: 12.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,884,071

(ii) Shared power to vote or to direct the vote: --0--

(iii) Sole power to dispose or to direct the disposition of: 2,884,071

(iv) Shared power to dispose or to direct the disposition of: --0--

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 270006109	13G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

/s/ Leonard A. Foxman

Signature

Leonard A. Foxman

Name/Title